UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Horizon Global Corporation
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

44052W104
(CUSIP Number)

John Barrett Corre Partners Management, LLC 12 East 49th Street, 40th Floor, New York, NY 10017 Telephone Number: 646-863-7152
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

_____________________
*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	44052W104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Opportunities Qualified Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,802,958*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,802,958*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,802,958*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.15%*

14.	TYPE OF REPORTING PERSON

PN

* The number of Shares and the percent of class ownership reported herein includes 1,788,801 Shares and 14,157 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons.  As further described in Section 6, the notes and warrants held by the Reporting Persons are subject to limitations on the right to convert and exercise, respectively, to the extent that after giving effect to such issuance after conversion or exercise, the Reporting Persons (together with the Reporting Persons’ affiliates), would, when aggregated with all other Shares beneficially owned by such Reporting Persons at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon conversion of the notes or exercise of the warrants, as applicable).

CUSIP No.	44052W104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Partners Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,519,454*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,519,454*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,519,454*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*

14.	TYPE OF REPORTING PERSON

OO

* The number of Shares and the percent of class ownership reported herein includes 2,505,297 Shares and 14,157 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons.  As further described in Section 6, the notes and warrants held by the Reporting Persons are subject to limitations on the right to convert and exercise, respectively, to the extent that after giving effect to such issuance after conversion or exercise, the Reporting Persons (together with the Reporting Persons’ affiliates), would, when aggregated with all other Shares beneficially owned by such Reporting Persons at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon conversion of the notes or exercise of the warrants, as applicable).

CUSIP No.	44052W104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Partners Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,519,454*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,519,454*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,519,454*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*

14.	TYPE OF REPORTING PERSON

IA, OO

* The number of Shares and the percent of class ownership reported herein includes 2,505,297 Shares and 14,157 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons.  As further described in Section 6, the notes and warrants held by the Reporting Persons are subject to limitations on the right to convert and exercise, respectively, to the extent that after giving effect to such issuance after conversion or exercise, the Reporting Persons (together with the Reporting Persons’ affiliates), would, when aggregated with all other Shares beneficially owned by such Reporting Persons at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon conversion of the notes or exercise of the warrants, as applicable).

CUSIP No.	44052W104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Barrett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,519,454*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,519,454*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,519,454*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*

14.	TYPE OF REPORTING PERSON

IN, HC

* The number of Shares and the percent of class ownership reported herein includes 2,505,297 Shares and 14,157 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons.  As further described in Section 6, the notes and warrants held by the Reporting Persons are subject to limitations on the right to convert and exercise, respectively, to the extent that after giving effect to such issuance after conversion or exercise, the Reporting Persons (together with the Reporting Persons’ affiliates), would, when aggregated with all other Shares beneficially owned by such Reporting Persons at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon conversion of the notes or exercise of the warrants, as applicable).

CUSIP No.	44052W104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eric Soderlund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,519,454*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,519,454*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,519,454*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*

14.	TYPE OF REPORTING PERSON

IN, HC

* The number of Shares and the percent of class ownership reported herein includes 2,505,297 Shares and 14,157 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons.  As further described in Section 6, the notes and warrants held by the Reporting Persons are subject to limitations on the right to convert and exercise, respectively, to the extent that after giving effect to such issuance after conversion or exercise, the Reporting Persons (together with the Reporting Persons’ affiliates), would, when aggregated with all other Shares beneficially owned by such Reporting Persons at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon conversion of the notes or exercise of the warrants, as applicable).

CUSIP No.	44052W104

Item 1.	Security and Issuer.

The name of the issuer is Horizon Global Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2600 W. Big Beaver Road, Suite 555, Troy, Michigan 48084. This Schedule 13D relates to the Issuer's common stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by (i) Corre Opportunities Qualified Master Fund, LP, a Cayman Islands exempted limited partnership (the “Fund”); (ii) Corre Partners Advisors, LLC, a Delaware limited liability company (the “General Partner”), which serves as the general partner of the Fund; (iii) Corre Partners Management, LLC, a Delaware limited liability company (the “Investment Adviser”), which has been delegated investment authority over the assets of the Fund by the General Partner; (iv) Mr. John Barrett, who serves as a managing member of the General Partner and the Investment Adviser; and (v) Mr. Eric Soderlund, who serves as a managing member of the General Partner and the Investment Adviser (each, a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Barrett and Mr. Soderlund are citizens of the United States.

(b),(c)

The Fund is principally engaged in the business of investing in securities. The principal business address of the Fund is 12 East 49th Street, 40th Floor, New York, NY 10017.

The General Partner is principally engaged in the business of serving as general partner and/or managing member to private investment vehicles, including the Fund. The principal business address of the General Partner is 12 East 49th Street, 40th Floor, New York, NY 10017.

The Investment Adviser is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to private investment vehicles, including the Fund. The principal business address of the Investment Adviser is 12 East 49th Street, 40th Floor, New York, NY 10017.

Mr. Barrett and Mr. Soderlund are the co-owners and managing members of the General Partner and the Investment Adviser. The business address of each of Mr. Barrett and Mr. Soderlund is 12 East 49th Street, 40th Floor, New York, NY 10017.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 1,802,958 Shares beneficially owned by the Fund came from the working capital of the Fund, which is the direct owner of the Shares. The funds for the purchase of the 2,519,454 Shares beneficially owned by the other Reporting Persons (which include the 1,802,958 Shares directly owned by the Fund) came from the working capital of the Fund and other private investment vehicles managed by the Investment Adviser, which are the direct owners of such Shares. The net investment costs (including commissions, if any) of the Shares owned by the Reporting Persons is approximately $19,968,782. No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons originally acquired the Shares for investment purposes. The Reporting Persons have had discussions with certain representatives of the Issuer and management of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board of Directors of the Issuer (the “Board”), price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, other securities or derivative instruments related thereto or selling some or all of their Shares, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Shares and, alone or with others, may engage in communications with directors and officers of the Issuer, other stockholders of the Issuer or other third parties or may take steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or its subsidiaries; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(d)

As of the date hereof (i) the Fund may be deemed to be the beneficial owner of 1,802,958 Shares, consisting of 1,788,801 Shares and 14,157 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Fund, constituting 7.15% of the Shares in the aggregate, and (ii) each of the General Partner, the Investment Adviser, Mr. Barrett and Mr. Soderlund may be deemed to be the beneficial owner of 2,519,454 Shares, consisting of 2,505,297 Shares and 14,157 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons, constituting 9.99% of the Shares in the aggregate, in each case based upon the sum of (i) 25,205,608 Shares outstanding at March 12, 2019, as determined based on reports by the Issuer and (ii) 14,157 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,802,958 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,802,958 Shares.

The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,519,454 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,519,454 Shares.

The Investment Adviser has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,519,454 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,519,454 Shares.

Mr. Barrett has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,519,454 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,519,454 Shares.

Mr. Soderlund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,519,454 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,519,454 Shares.

There have been no transactions by the Reporting Persons in the Shares during the past sixty days.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Fund and other private investment vehicles managed by the Investment Adviser (the “Corre Note Holders”) hold 2.75% Convertible Senior Notes due July 1, 2022 (“Notes”) that were issued on February 1, 2017. The Notes are convertible into 40.04 Shares per $1,000 principal amount of the Notes. The Corre Note Holders collectively hold $47,229,000 worth of Notes, which are convertible into 1,891,047 Shares. See Exhibit B for the Indenture and First Supplemental Indenture relating to the Notes. Pursuant to a Limitation on Conversion of Senior Notes Due 2022 of Horizon Global Corporation entered into by each Corre Note Holder as of March 14, 2019, each Corre Note Holder has agreed to limit its right to convert any portion of the Notes to Shares to the extent that after giving effect to such issuance after conversion as set forth in the Indenture, the Corre Note Holder (together with the Corre Note Holder’s affiliates), would, when aggregated with all other Shares beneficially owned by such Corre Note Holder at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon conversion of the Notes).

The Fund and other private investment vehicles managed by the Investment Adviser (the “Corre Lenders”) hold $45,269,496 of first lien, senior secured debt of the Issuer. The Issuer pays the Corre Lenders interest on such debt at a rate of LIBOR + 600 and such debt will mature on June 30, 2021. See Exhibit C for the Term Loan Credit Agreement and all amendments thereto relating to the first lien, senior secured debt of the Issuer held by the Corre Lenders.

The Corre Lenders also hold $34,693,876 of second lien, senior secured debt of the Issuer. The Issuer pays the Corre Lenders interest on such debt at a rate of LIBOR plus 11.5% payable in kind through an increase in principal balance, and such debt will mature on September 30, 2021.  See Exhibit C for the Second Lien Term Loan Credit Agreement relating to the second lien, senior secured debt of the Issuer held by the Corre Lenders.

In connection with the entry into the Second Lien Term Loan Credit Agreement, the Issuer issued five-year warrants to [the Fund and other private investment vehicles managed by the Investment Adviser] (the “Corre Warrant Holders”) to purchase up to 1,260,280 Shares with an exercise price of $1.50 per Share, subject to adjustment as provided in the warrants. Pursuant to a limitation on the right to exercise the warrants included in the form of warrant agreement, each Corre Warrant Holder has agreed to limit its right to exercise any portion of the warrants to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Corre Warrant Holder (together with the Corre Warrant Holder’s affiliates), would, when aggregated with all other Shares beneficially owned by the Corre Warrant Holder at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon exercise of the warrants) (the “Warrant Exercise Cap”). See Exhibit E for the forms of the warrants described in this paragraph.

In connection with the issuance of warrants to the Corre Warrant Holders as described in the preceding paragraph, the Issuer also issued 90,667 shares of Series A preferred stock (“Series A Preferred Stock”) to the Corre Warrant Holders with a liquidation value of $100 per share. Shares of Series A Preferred Stock are entitled to cumulative dividends, at a rate of eighteen percent per annum, if and when declared by the board of directors of the Issuer. The Series A Preferred Stock is non-voting. In the event of any liquidation, each Series A Preferred Stock holder is entitled to, prior and in preference to any other distribution, two times the liquidation value per share plus all accrued but unpaid dividends. Upon the receipt of the approval of the Issuer’s stockholders, the shares of Series A Preferred Stock will convert into warrants to purchase an additional 2,648,098 Shares, plus warrants to purchase additional Shares determined upon the amount of accrued and unpaid dividends at the time of such approval, in each case with an exercise price of $1.50 per Share, subject to adjustment as provided in the warrants. Such warrants will also be subject to the Warrant Exercise Cap. See Exhibit E for the forms of the warrants described in this paragraph and see Exhibit F for the Certificate of Designations, Preferences and Rights of Series A Preferred Stock.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described above and/or incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:   Joint Filing Agreement

Exhibit B: Convertible Notes Indenture and First Supplemental Indenture (incorporated by reference to Exhibits 4.1 and 4.2 to the Form 8-K filed with the SEC by the Issuer on February 1, 2017)

Exhibit C: Term Loan Credit Agreement and all Amendments thereto (incorporated by reference to (i) Exhibit 10.6 to the Form 8-K filed with the SEC by the Issuer on July 6, 2015, (ii) Exhibit 10.1 to the Form 8-K filed with the SEC by the Issuer on September 23, 2016, (iii) the Prospectus Supplement filed with the SEC by the Issuer on January 24, 2017, (iv) Exhibit 10.1 to the Form 8-K filed with the SEC by the Issuer on April 6, 2017, (v) the Form 8-K filed with the SEC by the Issuer on August 1, 2018, (vi) the Form 8-K filed with the SEC by the Issuer on February 26, 2019 and (vii) the Form 8-K filed with the SEC by the Issuer on March 18, 2019)

Exhibit D: Second Lien Term Loan Credit Agreement (incorporated by reference to the Form 8-K filed with the SEC by the Issuer on March 18, 2019)

Exhibit E:  Forms of Warrants (incorporated by reference to Exhibits 4.1 and 4.2 to the Form 8-K filed with the SEC by the Issuer on March 18, 2019)

Exhibit F:  Certificate of Designations, Preferences and Rights of Series A Preferred Stock of Horizon Global Corporation (incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the SEC by the Issuer on March 18, 2019)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 22, 2019
(Date)

Corre Opportunities Qualified Master Fund, LP* By: Corre Partners Advisors, LLC, its general partner

By: /s/ Eric Soderlund
Name: Eric Soderlund Title: Managing Member
Corre Partners Advisors, LLC*

By: /s/ Eric Soderlund
Name: Eric Soderlund Title: Managing Member
Corre Partners Management, LLC*

By: /s/ Eric Soderlund
Name: Eric Soderlund Title: Managing Member
John Barrett*

/s/ John Barrett

Eric Soderlund*

/s/ Eric Soderlund

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, Amendment 1, dated March 22, 2019, relating to the common stock, par value $0.01 per share, of Horizon Global Corporation shall be filed on behalf of the undersigned.

March 22, 2019
(Date)

Corre Opportunities Qualified Master Fund, LP By: Corre Partners Advisors, LLC, its general partner

By: /s/ Eric Soderlund
Name: Eric Soderlund Title: Managing Member
Corre Partners Advisors, LLC

By: /s/ Eric Soderlund
Name: Eric Soderlund Title: Managing Member
Corre Partners Management, LLC

By: /s/ Eric Soderlund
Name: Eric Soderlund Title: Managing Member
John Barrett

/s/ John Barrett

Eric Soderlund

/s/ Eric Soderlund